                                  July 20, 2005

VIA EDGAR
Division of Corporation Finance
Office of Mergers & Acquisitions
Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549-0303
Attention:    Barbara C. Jacobs
              Neil Miller

Re:      Scientific Games Corporation

         Amendment No. 1 to Registration Statement on Form S-4
         Filed June 14, 2005
         Registration No. 333-124106

         Amendment No. 1 to Registration Statement on Form S-3
         Filed on June 14, 2005
         Registration No. 333-124107

         Proposed Amendment No. 2 to Form 10-K Annual Report for the Year Ended
         December 31, 2004
         Filed on March 16, 2005
         Registration No. 000-13603

         Proposed Amendment No. 1 to Form 10-Q Quarterly Report for the
         Quarterly Period Ended March 31, 2005
         Filed on May 10, 2005
         Registration No. 0-13063
         ------------------------

Ladies and Gentlemen:

         On behalf of Scientific Games Corporation (the "Company"), we provide the Company's response to the comment letter dated June 29, 2005 received from the Division of Corporation Finance, Office of Mergers & Acquisitions, of the
Securities and Exchange Commission relating to the Amendments to the above-captioned Registration Statements on Form S-4 ("S-4") and Form S-3
("S-3"), the proposed Amendment No. 2 to Form 10-K Annual Report for the Year
Ended December 31, 2004 ("Form 10-K") and the proposed Amendment No. 1 to Form
10-Q for the Quarterly Period Ended March 31, 2005 ("Form 10-Q").

         For ease of reference, the comments have been reproduced along with the
Company's responses. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the comment letter.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-3
-----------------------------------------------------

Selling Securityholders, page 76
--------------------------------

1.       COMMENT: In connection with prior comment four from our letter dated
         May 13, 2005, we note you continue to use the first asterisk [*] on page 93 to convey that certain of your selling securityholders are either broker-dealers or affiliates of brokerdealers. Please confirm to us that the only selling securityholders that are brokerdealers are
         Bear Stearns & Co. Inc. and J.P. Morgan Securities Inc. If there are other broker-dealers listed in your selling securityholder table, please revise to distinguish these selling securityholders from affiliates of broker-dealers and disclose how they acquired their shares.

         RESPONSE: Page 93 of the S-3 has been revised in response to this comment.

2.       COMMENT: Similarly, in prior comment four, we asked you to tell us whether those broker dealer selling securityholders received their securities as compensation for underwriting activities. While disclosure in footnote 19 on page 83 appears to infer that Bear Stearns
         & Co. Inc. received the shares it intends to register as compensation for underwriting services, you do not state how it acquired these shares. On the contrary, the asterisk (*) next to footnote 19 on page
         77 infers that Bear Stearns & Co. Inc. acquired these shares in the ordinary course of business, or for investment purposes, and not as compensation for underwriting services. Your disclosure in footnote 75 on page 88 regarding J.P. Morgan Securities Inc. states only that it is a broker-dealer registered under Section 15(a) and not how it acquired these shares. We note no asterisk (*) next to footnote 75 on page 79 for J.P. Morgan Securities Inc. If Bear Stearns & Co. Inc., J.P. Morgan
         Securities Inc. or any other broker-dealer acquired its shares for investment purposes rather than compensation, revise to name these selling securityholders as underwriters in the Plan of Distribution section.

         RESPONSE: Prior footnote 19 has been deleted since Bear Stearns & Co.
         Inc. is no longer named as a selling security holder, while footnote 75 on page 87 of the prospectus and the Plan of Distribution on page 94 of the S-3 have both been revised in response to this comment.

3        COMMENT: In footnote (19) on page 83, you specify that Bear Stearns &
         Co. Inc. served as joint bookrunner for a $250 million offering of
         0.75% convertible senior subordinated notes due 2024. On the other hand, your cover page refers to a principal offering amount of $275 million. Please revise to reconcile these two amounts.

         RESPONSE: Prior footnote 19 has been deleted since Bear Stearns is no longer named as a selling securityholder.

AMENDMENT NOS. 1 TO REGISTRATION STATEMENTS ON FORM S-3 AND S-4
---------------------------------------------------------------

Where You Can Find More Information S-3, page ii
------------------------------------------------
Incorporation by Reference S-4, page iii
----------------------------------------

4.       COMMENT: In connection with prior comment eight, please note that upon filing your amended Form 10-K and 10-Q, you will need to update your
         Forms S-3 and S-4 incorporation by reference tables.

         RESPONSE: Page ii of the S-3 and page ii of the S-4 have been revised in response to this comment.

                                       2

Business Strategies, page 4
---------------------------

5.       COMMENT: We reissue prior comment six, in part, requesting that you revise the summary of each registration statement to briefly disclose that you are registering two "concurrent" offerings. We note your disclosure on page 6 references the December 23, 2004 date of the registration rights agreement and the existence of the other registration statement, but provides no context that the offerings are concurrent. Please provide the date and file number of the other registration statement.

         RESPONSE: Page 6 of the S-3 and page 6 of the S-4 have been revised in response to this comment.

Exhibit 5.1 Opinion of Counsel
------------------------------

6.       COMMENT: In the first full paragraph on page two of your legal opinions you note that certain subsidiary guarantors are incorporated under the laws or Connecticut, Nebraska and Nevada and with the permission of
         Scientific Games, you assume the "laws of the State of Connecticut, the
         State of Nebraska and the State of Nevada ... are the same as the laws of the State of New York." While we will accept opinions of counsel on a jurisdiction in which counsel is not admitted to practice, counsel may not "carve out" the law of the relevant jurisdiction or indicate that it is not qualified to opine on that law. By mentioning the laws of Connecticut, Nebraska and Nevada, but opining solely as to the laws of the State of New York and the General Corporation Law of Delaware,
         it appears you are carving out these other three jurisdictions, which is inappropriate for a legal opinion. Under Item 601(b)(5) of
         Regulation S-K, please revise.

         RESPONSE: Please see revised Exhibit 5.1 and a new Exhibit 5.2, an opinion of the General Counsel of Scientific Games, in both the S-3 and
         S-4.

7.       COMMENT: Revise to disclose specifically that the laws of New York govern the Indenture.

         RESPONSE: Exhibit 5.1 to each of the S-3 and the S-4 has been revised in response to this comment.

8.       COMMENT: Please confirm that the reference and limitation to "General
         Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware
         Constitution and reported judicial decisions interpreting these laws.
         Refer to Section VIII.A.14. of the Division of Corporation Finance:
         Current Issues and Rulemaking Projects Outline (November 14, 2000).

         RESPONSE: We confirm that the reference and limitation to the "General
         Corporation Law of the State of Delaware" includes the statutory provisions and all applicable provision of the Delaware Constitution and resported judicial decisions interpreting these laws.

DRAFT RESPONSE LETTER DATED JUNE 14, 2005 REGARDING COMMENTS ON FORM 10-K FOR
-----------------------------------------------------------------------------
THE YEAR ENDED DECEMBER 31, 2004
--------------------------------

Item 9A.  Controls and Procedures
---------------------------------

9.       COMMENT: Please revise your proposed Item 9A. disclosure to include your supplemental response to prior comment 13. Also, we reissue prior comment 13, in part, requesting that you advise us as to why management believes the effect of these items on Scientific Games' reported

                                       3

         financial results for prior periods was not material. We note your response states only that management concluded that the financial effect was not material prior to the fourth quarter of 2004.

         RESPONSE: Please see revised Item 9A in our Form 10-K in response to this comment.

         The improper accounting for our minority interest in the Italian
         Consortium (which was formed in 2003 and began operations in mid-2004)
         was identified after December 31, 2004 during our year-end audit.
         Management reviewed the effects of the improper accounting for the
         Consortium on each of the Company's three quarters prior to the fourth quarter of 2004 and concluded that the Company's equity in the losses of the Consortium incurred during each of these quarters were immaterial to the Company's reported quarterly financial statements and that the only material financial impact was on the 4th quarter of 2004 as disclosed in draft Item 9A on Form 10-K.

10.      COMMENT: We note your proposed revisions in accordance with our prior comment 14. Please revise to discuss specifically the remedial measures taken and in-process and the anticipated timeframe to complete this remediation. For example, please explain what you mean by outside resources and the two committees. Are you referring to an outside accounting consulting firm and two previously existing or newly formed
         Committees of the Board of Directors? When do you anticipate you will conclude your evaluation of the material weakness discovered during your 2004 audit and any additional control and procedure changes regarding this specific error?

         RESPONSE: Please see revised Item 9A in our Form 10-K in response to this comment.

11.      COMMENT: Similarly, in connection with your revisions based on the fourth bullet point of prior comment 14, please revise your Form 10-K disclosure to clarify the impact of these items on your financial statements. Specifically, we asked you to revise to describe the financial impact of these adjustments on your financial statements. For example, as a result of the Italian consortium and minority investment in a joint venture partner's common stock, what did you change on your balance sheet, income statement or statement of stockholder's equity?
         Also, please revise to name the joint venture partner and clarify the magnitude of the deficiency in the design of your internal controls over financial reporting that this error represented.

         RESPONSE: Please see revised Item 9A in our Form 10-K in response to this comment.

12.      COMMENT: We note your response to prior comment 15 regarding your Item
         308(c) disclosure. Please tell us why you "deem" the identified material weakness to be a material change in your internal control over financial reporting

         RESPONSE: Please see revised Item 9A in our Form 10-K in response to this comment.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005
----------------------------------------------

13.      COMMENT: We reissue prior comment 18 asking you to consider the comments above when you revise your Item 4, Form 10-Q disclosure to the extent applicable.

         RESPONSE: Please see revised Item 4 in our Form 10-Q in response to this comment.

                                       4

14.      Comment: Further, regarding your Item 308(c) disclosure, please revise the fourth paragraph to clearly state whether the change in the design of your internal controls over non-routine and complex accounting matters for the quarter ended March 31, 2005 materially affected your internal control over financial reporting.

         RESPONSE: Please see revised Item 4 in our Form 10-Q in response to this comment.

                                    * * * * *

         If you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (212)715-9222 or Lavesh Samtani at (212) 715-7828.

         Respectfully submitted,

         /s/  Shari K. Krouner
         --------------------------